SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Brasilcel Concludes Highly Successful Tender Offers for Tele Sudeste, Tele Leste, CRT and TCO

  Brasilcel acquired over 99% of the shares it had offered to purchase.

  100% acquired in 6 out of the 7 tender offers carried out by Brasilcel.

  In aggregate, shareholders offered to sell over twice the numbers of shares tendered for.

  R$ 2bn rights issue approved by Telesp Celular Participaçoes.

Lisbon, Portugal, 9 October 2004 – Brasilcel, the 50-50 joint venture of Portugal Telecom and Telefónica Móviles for mobile operations in Brazil, which operates under the commercial name Vivo, today announced the positive outcome of the voluntary cash tender offers for part of the outstanding shares of some of its subsidiaries directly, and indirectly through its subsidiary Telesp Celular Participaçoes (TCP).

At the same time, Telesp Celular Participaçoes announced that its Board of Directors has approved a capital increase of up to approximately R$2,054 million, part of which will be used to finance the increase in TCP's participation in Tele Centro Oeste.

Partial Tender Offers

Portugal Telecom and Telefónica Móviles are pleased with the outcome of the tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO), in which, in the majority of cases, the number of shares offered significantly exceeded the number that Brasilcel and TCP were tendering for.

Given that the acceptances in most cases exceeded the maximum number of shares tendered for by Brasilcel and TCP, and in accordance with the terms of the tender offer, a pro-rata reduction in the shares to be purchased will be applied as determined in the table below:

	ON	PN
TSD	NA	62.84%
TBE	34.03%	42.50%
CRT	53.76%	55.31%
TCO	NA	55.47%

The table below sets forth the ownership interest of Brasilcel and TCP in these subsidiaries before the tender offers and the percentage they will own after the settlement of shares purchased in the tender offer.

Brasilcel	Current Ownership			Ownership as a result of the acceptance of the tender offers
	ON	PN	Total	ON	PN	Total
TSD	88.5%	85.4%	86.7%	91.7%	90.3%	90.9%
TBE	58.7%	11.4%	27.9%	68.7%	40.9%	50.6%
CRT	86.6%	26.3%	51.5%	91.0%	49.7%	67.0%

TCP	Current Ownership			Ownership as a result of the acceptance of the tender offers
	ON	PN	Total	ON	PN	Total
TCO	86.2%	0.0%	28.9%	86.2%	32.8%	50.6%

In aggregate, the cash tender offers represented a total expenditure of approximately R$ 607 million for Brasilcel and approximately R$ 902 million for TCP.

With these transactions, Portugal Telecom and Telefónica Móviles affirm and reinforce their commitment to the Brazilian cellular market and to Vivo, while Brasilcel seeks to increase its ownership interest in its subsidiaries. In addition, these offers have provided an opportunity to remunerate those minority shareholders tendering their shares at a premium to market prices.

The number of shares that Brasilcel and TCP have acquired allows them to increase their participation in the subsidiary companies without suppressing the liquidity of the remaining shares, in accordance with CVM regulations (specifically, Instruction 361).

Capital Increase

Additionally, in view of the success of the tender offers and the resulting capital demands, along with other factors, TCP's Board of Directors on October 8th approved a capital increase of up to approximately R$2,054 million, of which an amount of up to R$2,000 million will be made available for subscription through pre-emptive rights by its shareholders in cash and R$53.89 million will be realised in a subscription in kind equivalent to the amount of tax credits relating to year 2003, to be subscribed by its controlling shareholders.

The terms and timing of the capital increase will be announced upon completion of the review process of the Securities and Exchange Commission (“SEC”) of a registration statement to be filed with the SEC by TCP.

The use of proceeds of the rights issue will be to (i) repay a bridge loan with Banco ABN Amro Real related to the tender offer for a portion shares of TCO and (ii) to repay other short-term debt. The capital increase will improve TCP's capital structure, providing it with financial flexibility to carry out its capex program.

This press release is not an offer of securities for sales in Portugal , Spain , Brazil , the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. TCP intends to register part of the proposed rights issue in the United States . Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from TCP, which prospectus will contain detailed information about TCP and its management, as well as financial statements.

This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego , Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel.: +351 21 500 1701 F ax: +351 21 355 6623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company ' s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company ' s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.